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FILE NO. 70-10001

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 PRE-EFFECTIVE AMENDMENT NO. 1 TO
APPLICATION—DECLARATION

UNDER SECTION 3(b) AND
RULE 10 OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

 AQUILA, INC.
(FORMERLY UTILICORP UNITED INC.)

20 West Ninth Street
Kansas City, MO 64105
(Name of the company filing this application and
address of its principal executive office)

 Leslie J. Parrette, Jr.
Senior Vice-President, General Counsel and Secretary
Aquila, Inc.
20 West Ninth Street
Kansas City, MO 64105
(Name and address of agent for service)

Please also submit copies of all correspondence to:

M. Douglas Dunn, Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, NY 10005

Orlan M. Johnson, Esq.
Milbank, Tweed, Hadley & McCloy LLP
International Square Building
1825 Eye Street, N.W.
Washington, D.C. 20006

        This Pre-effective Amendment No. 1 restates the Form U-1 Application-Declaration in its entirety.

ITEM 1.    DESCRIPTION OF PROPOSED TRANSACTION

        Applicant Aquila, Inc., a Delaware corporation and formerly UtiliCorp United Inc. ("Aquila"), hereby applies under Section 3(b) of the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), for an order granting a Section 3(b) exemption to its subsidiaries Aquila Sterling Ltd. ("AS Ltd."), Avon Energy Partners Holdings ("Avon"), and Midlands Electricity plc ("Midlands"), all companies organized under the laws of the countries located in the United Kingdom ("UK") and operating solely in the UK.

        Pursuant to a Purchase and Sale Agreement, Aquila, through its participation with FirstEnergy Corp. ("FirstEnergy") in a United States joint venture entity Aquila Sterling Holdings LLC ("ASH"), and ASH's UK subsidiary AS Ltd., will acquire a 79.9% economic interest and a 50% voting interest in Avon. FirstEnergy will retain a 20.1% economic interest and a 50% voting interest in Avon. Avon currently owns 100% of and operates Midlands, a foreign utility company under Section 33 of the 1935 Act. The notification of Midland's foreign utility company status was filed on Form U-57 on May 17, 1996.

        Midlands is one of twelve regional electricity companies in the UK that came into existence as a result of the privatization of the UK electricity industry in 1990. Midlands' primary business is the regulated distribution of electricity to approximately 2.3 million industrial, commercial, and residential customers across its service territory in south-central England. Midlands' service territory has an estimated population of five million residents. Although historically industrial, the area's economy is now less dominated by heavy manufacturing and has seen increased growth in the commercial sector. Midlands is the only distributor of electricity in its service territory.

APPLICANT'S STATEMENTS IN SUPPORT OF APPLICATION

        In support hereof, the Applicant states:

          (1)  Aquila is a publicly held corporation organized under Delaware law with its principal offices located at 20 West Ninth Street, Kansas City, Missouri 64105. Aquila engages directly and indirectly in the sale and distribution of gas and electricity to retail and wholesale customers. Neither Aquila nor any corporation owned or controlled by Aquila is a "holding company" or a "subsidiary company" of a holding company, as defined in the 1935 Act.

          (2)  AS Ltd., Avon, and Midlands are companies organized under the laws of countries located in the UK and will not engage in any business other than the acquisition of UK public utility companies, the supervision of Aquila's investments in the UK, and the participation in the management and operations of UK public utility companies. AS Ltd., Avon, and Midlands derive no income from United States operations, are not qualified to do business in any state of the United States, and are not public utility companies operating in the United States. AS Ltd., Avon, and Midlands have no plans to derive any income from United States operations, nor from operations of any company qualified to do business in any state of the United States or any public utility company operating in the United States.

          (3)  Section 3(b) of the 1935 Act provides an exemption for any subsidiary company of a holding company from provisions of the 1935 Act applicable to such subsidiary companies, "if such subsidiary company derives no material part of its income, directly or indirectly, from sources within the United States, and neither it nor any of its subsidiary companies is a public utility company operating in the United States," provided that the Commission finds that the application of the 1935 Act to such subsidiary company is "not necessary in the public interest or for the protection of investors."

          (4)  Since the operations of AS Ltd. and its subsidiary companies are and will be exclusively outside the United States, its sales and revenues, and the regulation thereof, have little or no effect on the rates and business of Aquila's electric sales and generation within the United States. Aquila's domestic utility customers will not be put at risk of any adverse financial effects resulting from the operations of AS Ltd. or its subsidiaries, nor will the ability of the various State commissions to protect the interests of consumers in their respective States be adversely affected. Aquila's domestic utility operations are, and will continue to be, fully separated from Aquila's foreign operations. Moreover, since Aquila is a publicly traded company subject to the continuous disclosure requirements of the Securities Exchange Act of 1934, as amended, regulation under the federal securities laws offers significant additional protections for the interest of investors. Hence, current or future regulation of AS Ltd. as a subsidiary of a holding company is not necessary for either the public interest or for the protection of investors.

          (5)  Aquila will maintain separate books of account for any of its subsidiaries that may control any of these companies and will commit to provide access to those books and records to each state commission with retail rate jurisdiction to the extent required under state law.

          (6)  If AS Ltd. is exempt without qualification under Section 3(b) of the 1935 Act, then Aquila and its intermediate entities would be entitled to the exemption provided for by Rule 10 of the 1935 Act.

          (7)  In addition, if AS Ltd. is exempt under Section 3(b) of the 1935 Act, then Aquila and its intermediate entities would be entitled under Rule 11(b)(1) to an exemption from Section 9(a)(2) of the Act.

          (8)  The Applicant hereby consents to file an annual report on Form U-33-S.

ITEM 2.    FEES, COMMISSIONS, AND EXPENSES.

        An estimate of the fees and expenses to be paid or incurred by the Applicant in connection with the proposed transaction is set forth below:

Counsel Fees	to be filed by amendment
Total	to be filed by amendment

ITEM 3.    APPLICABLE STATUTORY PROVISIONS

        Sections 3(b), 9(a)(2) and 10(a)(1) and Rules 10 and 11(b)(1) of the 1935 Act are or may be applicable to the proposed transaction described herein. To the extent any other sections of the 1935 Act may be applicable to the proposed transaction, the Applicant hereby requests appropriate orders thereunder.

ITEM 4.    REGULATORY APPROVAL

        The Missouri Public Service Commission has authorization over the acquisition of the shares of Avon. No other regulatory approval other than that of the Commission under Section 3(b) is required.

ITEM 5.    PROCEDURE

        It is requested that the Commission issue and publish no later than April 26, 2002 the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than April 30, 2002 as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission and that the

Commission enter not later than April 30, 2002 an appropriate order granting and permitting this Application-Declaration to become effective.

        The Applicant hereby waives a hearing with respect to this Application-Declaration and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicant hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order.

ITEM 6.    EXHIBITS

        The following exhibits are hereby filed as a part of this Application-Declaration:

EXHIBIT 1	Form of Notice
EXHIBIT 2	Opinion of Counsel
EXHIBIT 3-1	Order of Missouri Public Service Commission

ITEM 7.    INFORMATION AS TO ENVIRONMENTAL EFFECTS

        The proposed transaction does not involve major federal action having a significant effect on the environment and to the best of the Applicant's knowledge, no federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

        It is requested that copies of all orders, notices and communications with respect to the above application be served as follows:

      Leslie J. Parrette, Jr., Esq.
      Senior Vice-President, General Counsel and Secretary
      Aquila, Inc.
      20 West Ninth Street
      Kansas City, MO 64105

      M. Douglas Dunn, Esq.
      Milbank, Tweed, Hadley & McCloy LLP
      One Chase Manhattan Plaza
      New York, NY 10005

      Orlan M. Johnson, Esq.
      Milbank, Tweed, Hadley & McCloy LLP
      1825 Eye Street, N.W.
      Washington, D.C. 20006

        WHEREFORE, Applicant respectfully requests that the Commission issue an order herein determining that upon completion of the acquisition that (i) AS Ltd., Avon, and Midlands are entitled to the exemption without qualification provided for by Section 3(b) of the 1935 Act, and (ii) Aquila and its intermediate entities are entitled to the exemption provided by Rules 10 and 11(b)(1) of the 1935 Act.

Dated: March 25, 2002

Respectfully submitted,
AQUILA, INC.

By:	/s/ LESLIE J. PARRETTE Leslie J. Parrette, Jr., Esq. Senior Vice-President, General Counsel and Secretary

INDEX OF EXHIBITS

EXHIBIT NUMBER	EXHIBIT	TRANSMISSION METHOD
1	Proposed Notice of Proceeding	Electronic
2	Opinion of Counsel	Electronic
3	Order of Missouri Public Service Commission	By amendment (SE)

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ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION
ITEM 3. APPLICABLE STATUTORY PROVISIONS
ITEM 4. REGULATORY APPROVAL
ITEM 5. PROCEDURE
ITEM 6. EXHIBITS
ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS
INDEX OF EXHIBITS